Exhibit 99.1

Raymond Chabot
Grant Thornton LLP
Suite 2000
May 2, 2023	National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Digihost Technology Inc. (the “Company”) on or about May 2, 2023, which contains a notification of the Company’s inability to file its Form 20- F for the fiscal year ended December 31, 2022 (the “Form 20-F”) by May 1, 2023. We have read the Company’s statements contained in Part III therein, and we agree with the reasons stated therein as to why the Company was unable to file the Form 20-F within the prescribed time period.

Very truly yours,

Member of Grant Thornton International Ltd	rcgt.com